Exhibit 23.1

Consent of Independent Accountants

The Board of Directors

    Dover Motorsports, Inc.:

We consent to the incorporation by reference in the Registration Statement (No. 333-58779) on Form S-8 of Dover Motorsports, Inc. of our report dated January 28, 2004, except as to the second paragraph of Note 6 and the third paragraph of Note 7, which is as of March 4, 2004, with respect to the consolidated balance sheet of Dover Motorsports, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of earnings and comprehensive earnings and cash flows for each of the years in the three-year period ended December 31, 2003, which report appears in the December 31, 2003 annual report on Form 10-K of Dover Motorsports, Inc.

Our report refers to the adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” as of January 1, 2002.

KPMG LLP

Philadelphia, Pennsylvania

March 9, 2004